SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)(1)



                              HCB BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40413N 10 6
                                 --------------
                                 (CUSIP Number)

                                December 11, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]          Rule 13d-1(b)

     [X]          Rule 13d-1(c)

     [ ]          Rule 13d-1(d)


--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 pages

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      Page 2 of 13 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           HCB BANCSHARES, INC. 1998 STOCK OPTION PLAN TRUST

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a)   [  ]

                                                               (b)   [  ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           STATE OF ARKANSAS
--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER                0
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER        110,000 (1)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER           0
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER   110,000
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           110,000
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           5.78% (2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    EP
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shares held by the HCB Bancshares, Inc. 1998 Stock Option Plan Trust (the "SOP Trust") are voted by the trustees in the same proportion as unallocated shares under the Employee Stock Ownership Plan ("ESOP") are voted. Unallocated ESOP shares are voted in the same ratio as ESOP participants direct the voting of allocated shares.
(2) Based on  1,901,929  shares of Common  Stock  outstanding  as of October 31,
2001.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                   13G                   Page 3 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           HCB BANCSHARES, INC. MANAGEMENT RECOGNITION PLAN TRUST

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                              (a)    [  ]

                                                              (b)    [  ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           STATE OF ARKANSAS

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER               0
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER        21,329 (1)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER          0
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER   21,329
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           21,329
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           1.12% (2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    EP
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shares held by the HCB Bancshares, Inc. Management Recognition Plan Trust (the "MRP Trust") are voted by the trustees in the same proportion as shares under the ESOP are voted. Allocated ESOP shares are voted as directed by ESOP participants, and unallocated ESOP shares are voted in the same ratio as ESOP participants direct the voting of allocated shares.

(2) Based on  1,901,929  shares of Common  Stock  outstanding  as of October 31,
2001.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                   13G                   Page 4 of 13 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           MICHAEL AKIN

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                 (a)  [ ]

                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER            500
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER      131,329 (1)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER       500
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER 131,329 (1)
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           131,829 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [  ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.93% (2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 21,329 shares owned by the MRP Trust, of which Mr. Akin serves as a trustee, and 110,000 shares owned by the SOP Trust, of which Mr. Akin serves as a trustee.
(2)  Based on  1,901,929  shares of Common Stock  outstanding  as of October 31,
     2001.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                   13G                   Page 5 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           BRUCE D. MURRY

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a)  [  ]

                                                                (b)  [  ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER              23,116 (1)
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER           131,329 (2)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER         23,116 (1)
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER      131,329 (2)
          WITH
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           154,445 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [  ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.12% (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 15,872 shares that may be acquired upon the exercise of options exercisable within 60 days.
(2) Consists of 21,329 shares owned by the MRP Trust, of which Mr. Murry serves as a trustee, and 110,000 shares owned by the SOP Trust, of which Mr. Murry serves as a trustee.
(3) Assumes that options for 15,872 shares have been exercised and that such shares are distributed to Mr. Murry from the SOP Trust. Based on 1,901,929 shares of Common Stock outstanding as of October 31, 2001.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      Page 6 of 13 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           CARL E. PARKER, JR.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [  ]

                                                             (b) [  ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER             45,194 (1)
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER          131,329 (2)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER        45,194 (1)
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER     131,329 (2)
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           176,523 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [  ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.28% (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 15,872 shares that may be acquired upon the exercise of options exercisable within 60 days.
(2) Consists of 21,329 shares owned by the MRP Trust, of which Mr. Parker serves as a trustee, and 110,000 shares owned by the HCB Bancshares, Inc. SOP Trust, of which Mr. Parker serves as a trustee.
(3) Assumes that options for 15,872 shares have been exercised and that such shares are distributed to Mr. Parker from the SOP Trust. Based on 1,901,929 shares of Common Stock outstanding as of October 31, 2001.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      Page 7 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           NED RAY PURTLE

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [  ]

                                                             (b) [  ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER              23,250
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER           131,329 (1)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER         23,250
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER      131,329 (1)
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           154,579 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [  ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.13 % (2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 21,329 shares owned by the MRP Trust, of which Mr. Purtle serves as a trustee, and 110,000 shares owned by the SOP Trust, of which Mr. Purtle serves as a trustee.
(2)  Based on  1,901,929  shares of Common Stock  outstanding  as of October 31,
     2001.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      Page 8 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           CLIFFORD O. STEELMAN

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [  ]

                                                             (b) [  ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER            42,194 (1)
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER         131,329 (2)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER       42,194 (1)
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER    131,329 (2)
          WITH
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           173,523 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [  ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.12 % (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 15,872 shares that may be acquired upon the exercise of options exercisable within 60 days.
(2) Consists of 21,329 shares owned by the MRP Trust, of which Mr. Steelman serves as a trustee, and 110,000 shares owned by the SOP Trust, of which Mr. Steelman serves as a trustee.
(3) Assumes that options for 15,872 shares have been exercised and that such shares are distributed to Mr. Steelman from the SOP Trust. Based on 1,901,929 shares of Common Stock outstanding as of October 31, 2001.

                                                             -------------------
                                                              Page 9 of 13 Pages
                                                             -------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

ITEM 1(a)         NAME OF ISSUER:
         HCB Bancshares, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         313 Jefferson Street, SW
         Camden, Arkansas  71701

ITEM 2(a)         NAME OF PERSON(S) FILING:

          The SOP Trust and the MRP Trust, and the following individuals who serve as trustees of the SOP Trust and the MRP Trust: Michael Akin, Bruce D. Murry, Carl E. Parker, Jr., Ned Ray Purtle and Clifford O. Steelman.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:
         Same as Item 1(b).

ITEM 2(c)         CITIZENSHIP:
          See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:
          Common Stock, par value $.01 per share.

ITEM 2(e)         CUSIP NUMBER:
          See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13(d)-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
          Items (a),  (b),  (c),  (d),  (e), (f), (g), (h), (i), and (j) are not
applicable. This Schedule 13G is being filed on behalf of the SOP Trust and the MRP Trust identified in Item 2(a) and by each trustee of such trusts, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

ITEM 4.           OWNERSHIP.
          (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

          (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

                                                           ---------------------
                                                             Page 10 of 13 Pages
                                                           ---------------------

          (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Pursuant to the terms of the trust agreement for the SOP Trust, the trustees have the power to direct the receipt of dividends on shares held in the Trust. Upon a participant's exercise of an option under the Issuer's 1998 Stock Option Plan (the "Plan"), the Issuer may, in the discretion of the committee administering the Plan, pay to the participant a cash amount up to but not exceeding the amount of dividends, if any, declared on the underlying shares between the date of grant and the date of exercise of the option. Shares held in the SOP Trust are intended to be distributed to holders of options upon the exercise of options.

          Shares held in the MRP Trust are expected to be distributed to recipients of restricted stock awards under the HCB Bancshares, Inc. Management Recognition Plan (the "MRP") upon the vesting of such awards. Upon vesting of awards under the MRP, each recipient is entitled to receive, with respect to each share awarded, an amount equal to any cash dividends (including special large and nonrecurring dividends, including one that has the effect of a return of capital to the Issuer's stockholders) and a number of shares of Common Stock equal to any stock dividends, declared and paid with respect to a share of Common Stock between the date the relevant share award was initially granted to such participant and the date the MRP shares are being distributed. There shall also be distributed an appropriate amount of net earnings, if any, of the MRP Trust with respect to any cash dividends so paid out.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.      CERTIFICATIONS.
          By signing below, each signatory in the capacity of a Plan trustee certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           ---------------------
                                                             Page 11 of 13 Pages
                                                           ---------------------


          By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                   -----------------------------
                                                       Page 12 of 13 Pages
                                                   -----------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


HCB BANCSHARES, INC.
1998 STOCK OPTION PLAN TRUST

By Its Trustees:

/s/ Michael Akin                                              November 2, 2001
----------------------------------------                     ------------------
Michael Akin, as Trustee                                          Date


/s/ Bruce D. Murry                                            November 2, 2001
----------------------------------------                     ------------------
Bruce D. Murry, as Trustee                                        Date


/s/ Carl E. Parker, Jr.                                       November 2, 2001
----------------------------------------                     ------------------
Carl E. Parker, Jr., as Trustee                                   Date



/s/ Ned Ray Purtle                                            November 2, 2001
----------------------------------------                     ------------------
Ned Ray Purtle, as Trustee                                        Date

/s/ Clifford O. Steelman                                      November 2, 2001
----------------------------------------                     ------------------
Clifford O. Steelman, as Trustee                                  Date



HCB BANCSHARES, INC.
MANAGEMENT RECOGNITION PLAN TRUST

By Its Trustees:

/s/ Michael Akin                                              November 2, 2001
----------------------------------------                     ------------------
Michael Akin, as Trustee                                          Date


/s/ Bruce D. Murry                                            November 2, 2001
----------------------------------------                     ------------------
Bruce D. Murry, as Trustee                                        Date


/s/ Carl E. Parker, Jr.                                       November 2, 2001
----------------------------------------                     ------------------
Carl E. Parker, Jr., as Trustee                                   Date

                                                   -----------------------------
                                                       Page 13 of 13 Pages
                                                   -----------------------------


/s/ Ned Ray Purtle                                            November 2, 2001
----------------------------------------                     ------------------
Ned Ray Purtle, as Trustee                                        Date



/s/ Clifford O. Steelman                                      November 2, 2001
----------------------------------------                     ------------------
Clifford O. Steelman, as Trustee                                  Date



/s/ Michael Akin                                              November 2, 2001
----------------------------------------                     ------------------
Michael Akin, as an Individual Stockholder                        Date



/s/ Bruce D. Murry                                            November 2, 2001
----------------------------------------                     ------------------
Bruce D. Murry, as an Individual Stockholder                      Date



/s/ Carl E. Parker, Jr.                                       November 2, 2001
----------------------------------------                     ------------------
Carl E. Parker, Jr., as an Individual Stockholder                 Date



/s/ Ned Ray Purtle                                            November 2, 2001
----------------------------------------                     ------------------
Ned Ray Purtle, as an Individual Stockholder                      Date



/s/ Clifford O. Steelman                                      November 2, 2001
----------------------------------------                     ------------------
Clifford O. Steelman, as an Individual Stockholder                Date